UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NCI, Inc.

(Name of Subject Company (Issuer))

Cloud Merger Sub, Inc.

(Name of Filing Person—Offeror)

Cloud Intermediate Holdings, LLC

(Name of Filing Person—Offeror)

Cloud Investment Holdings, LLC

H.I.G. Middle Market LBO Fund II, L.P.

H.I.G. Middle Market Advisors II, LLC

H.I.G. - GPII, Inc.

Sami W. Mnaymneh

Anthony A. Tamer

(Names of Filing Persons—Other)

Class A Common Stock, $0.019 par value	Class B Common Stock, $0.019 par value
(Title of Class of Securities)	(Title of Class of Securities)

62886K104	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Jeffrey Kelly

600 Fifth Avenue

22nd Floor

New York, New York 10020

(212) 506-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert E. Goedert

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$283,101,540	$32,812

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 9,116,817 shares of Class A common stock and 4,500,000 shares of Class B common stock of NCI, Inc. The transaction value also includes the aggregate offer price for 934,000 shares issuable pursuant to outstanding options with an exercise price less than $20.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $20.00 minus the weighted average exercise price of such options.
(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,812	Filing Party: Cloud Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) relating to the tender offer by Cloud Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Cloud Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of Class A common stock, par value $0.019 per share, and Class B common stock, par value $0.019 per share, of NCI, Inc., a Delaware corporation (“NCI”), at a price of $20.00 per share net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated July 17, 2017 (the “Offer to Purchase”), and in the related letter of transmittal.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented by adding the following paragraph as the last paragraph of the subsection captioned “General” in Section 16 — “Certain Legal Matters; Regulatory Approvals.” in the Offer to Purchase:

“On July 19, 2017, a purported stockholder of NCI filed a “Class Action Complaint” in the United States District Court for the Eastern District of Virginia, docketed as Elliot Schwartz v. NCI, Inc., Charles K. Narang, Paul A. Dillahay, James P. Allen, Paul V. Lombardi, Cindy E. Moran, Austin J. Yerks and Daniel R. Young, Case No. 1:17-CV-00816-LO-TCB (the “Schwartz Complaint”) against NCI and each of its directors. The Schwartz Complaint purports to be brought individually and on behalf of a purported class of all public stockholders of NCI. The Schwartz Complaint alleges that NCI and the members of the NCI Board violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the transactions contemplated by the Merger Agreement. The Schwartz Complaint also alleges that the members of the NCI Board violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Schwartz Complaint seeks, among other things, an injunction against the consummation of the transactions contemplated by the Merger Agreement, an award of damages and an award of costs and disbursements for the actions, including reasonable attorneys’ and experts’ fees. The defendants believe that the allegations in the Schwartz Complaint lack merit and intend to vigorously defend against the lawsuit. The foregoing summary of the Schwartz Complaint does not purport to be complete and is qualified in its entirety by reference to the Schwartz Complaint, which is filed as an Exhibit to the Schedule TO.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(A)	Class Action Complaint filed by Elliot Schwartz in the United States District Court for the Eastern District of Virginia on July 19, 2017

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2017

CLOUD MERGER SUB, INC.

By:	/s/ Jeffrey Kelly
Name:	Jeffrey Kelly
Title:	President

CLOUD INTERMEDIATE HOLDINGS, LLC

By:	/s/ Jeffrey Kelly
Name:	Jeffrey Kelly
Title:	President

CLOUD INVESTMENT HOLDINGS, LLC

By:	/s/ Jeffrey Kelly
Name:	Jeffrey Kelly
Title:	President

H.I.G. MIDDLE MARKET LBO FUND II, L.P.

By:	H.I.G. Middle Market Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

Name:	/s/ Richard H. Siegel
Its:	Vice President and General Counsel
Name:	Richard H. Siegel

H.I.G. MIDDLE MARKET ADVISORS II, LLC

By:	H.I.G.-GPII, Inc.
Its:	Manager

Name:	/s/ Richard H. Siegel
Its:	Vice President and General Counsel
Name:	Richard H. Siegel

H.I.G.-GPII, Inc.

Name:	/s/ Richard H. Siegel
Its:	Vice President and General Counsel
Name:	Richard H. Siegel

SAMI W. MNAYMNEH

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

ANTHONY A. TAMER

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title	Attorney in Fact

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2017*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on July 17, 2017 in the New York Times*

(a)(1)(G)	Press Release issued by NCI, Inc. on July 3, 2017 (incorporated by reference to Exhibit 99.1 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017)*

(a)(5)(A)	Class Action Complaint filed by Elliot Schwartz in the United States District Court for the Eastern District of Virginia on July 19, 2017

(b)(1)	Commitment Letter, dated as of July 2, 2017, between Cloud Merger Sub, Inc. and KKR Credit Advisors (US) LLC*

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2017, among NCI, Inc., Cloud Merger Sub, Inc. and Cloud Intermediate Holdings, LLC (incorporated by reference to Exhibit 2.1 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017)*

(d)(2)	Confidentiality Agreement, dated as of April 2017, between NCI, Inc. and H.I.G. Middle Market, LLC (incorporated by reference to Exhibit (e)(2) to NCI, Inc’s Solicitation/Recommendation Statement on Schedule 14D-9, filed July 17, 2017)*

(d)(3)	Exclusivity Agreement, dated as of May 27, 2017, between NCI, Inc. and H.I.G. Middle Market, LLC, as amended (incorporated by reference to Exhibit (e)(3) to NCI, Inc’s Solicitation/Recommendation Statement on Schedule 14D-9, filed July 17, 2017)*

(d)(4)	Equity Commitment Letter, dated July 2, 2017, by and among H.I.G. Middle Market LBO Fund II, L.P., Cloud Intermediate Holdings, LLC and Cloud Merger Sub, Inc.*

(d)(5)	Limited Guaranty, dated as of July 2, 2017, by and among H.I.G. Middle Market LBO Fund II, L.P. and NCI, Inc. (incorporated by reference to Exhibit 10.2 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017)*

(d)(6)	Tender and Support Agreement, dated July 2, 2017, by and among Cloud Intermediate Holdings, LLC, Cloud Merger Sub, Inc. and Charles Narang (incorporated by reference to Exhibit 10.1 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.